UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2025

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

245 Fifth Avenue, 21st Floor
New York, NY	10016
(Address of principal executive offices)	(Zip Code)

(844) 943-5378

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

YS RE RAF I LLC

The Company makes statements in this Annual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that it expresses or implies in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, its actual results and performance could differ materially from those set forth in the forward- looking statements. Factors which could have a material adverse effect on the Company’s operations and future prospects include, but are not limited to:

•	risks associated with breaches of data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure to maintain the Company’s status as a Real Estate Investment Trust (“REIT”);

•	failure of acquisitions to yield anticipated results;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	ability of the Manager to hire and retain executive officers and other key personnel, and to hire competent employees and appropriately staff its operations;

•	expected rates of return provided to investors;

•	the ability of the Manager to source, originate and service loans and other assets, and the quality and performance of these assets;

•	legislative or regulatory changes impacting the Company’s business or assets (including changes to the laws governing the taxation of REITs and Securities Exchange Commission (the “SEC”) guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of the Company’s assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if the Company’s investments fail to perform as expected;

•	the Manager’s ability to implement effective conflicts of interest policies and procedures;

•	the Company’s ability to access sources of liquidity to fund redemptions of Shares in excess of the net proceeds of this Offering and the consequential risk that the Company may not have the resources to satisfy redemption requests;

•	compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act and other laws;

•	changes to generally accepted accounting principles, or GAAP;

•	difficulties winding down our business;

•	the ability of the Manager to execute our plan to cease operations and dissolve;

•	our ability to pay distributions on our shares in connection with our dissolution; and

•	the orderly disposition of our asset portfolio, including the ability to sell any of our properties on terms we consider favorable.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, neither the Company, the Manager, the Sponsor, nor any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described and incorporated by reference hereby under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

The Company

YS RE RAF I LLC is a Delaware limited liability company formed on May 10, 2021 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We use the net proceeds from our shares offering to acquire commercial real estate properties, commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “YS RE RAF I LLC”, the “Company”, “we”, “us” or “our” in this Annual Report refer YS RE RAF I LLC unless the context indicates otherwise.

We elected to be taxed as a real estate investment trust, or REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2022. As of December 31, 2025, our portfolio was comprised of approximately $18,883,654 of commercial real estate properties and commercial mortgage loans that are intended to align with our investment objectives. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours or through the acquisition of individual loan or securities assets.

Willow Asset Management LLC (“Willow Wealth”, Formerly known as Yieldstreet Asset LLC), a Delaware limited liability company, is our investment advisor (in such capacity, the "Manager"). As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate assets, commercial real estate loans and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in the operating agreement of the Company (the “Operating Agreement”) and the direction and oversight of our Manager’s investment committee. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf. Our Manager is a wholly-owned subsidiary of our sponsor, Willow Asset Management Inc., a Delaware corporation ("Sponsor") which owns an online investment platform at www.willowwealth.com (the "Platform").

Through March 31, 2026, we raised approximately $44.18 million in capital from approximately 4,000 investors. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares. Through December 31, 2025, we have redeemed approximately $5.6 million under the plan.

Effective August 8, 2024, however, Willow Asset Management LLC determined to indefinitely suspend the share redemption plan of the Company, in accordance with the terms of the Operating Agreement. Additionally, the Company will no longer accept new investors. The suspension of redemptions and proscription of new investors were made in connection with the Company’s determination, based on the current market conditions in the commercial real estate market, to discontinue and wind-down the Company. The Company plans to sell its assets in a manner intended to maximize returns to investors and estimates the wind-down process is expected to take two to three years. The Company will provide shareholders with written notice of updates from time to time related to the wind-down process. All liquidation and sale proceeds, net of expenses and fees as described in the Offering Circular and the Operating Agreement, will be distributed pro rata to shareholders.

Investment Strategy

We engage in real estate investment opportunities across the capital structure including but not limited to first mortgage loans, subordinate mortgage loans, mezzanine loans, loan participations, preferred equity, equity and other real estate and real estate-related investments. The Company works with and invested alongside partners with established track records. The Manager’s real estate team has experience investing across different cycles, property types and risk profiles. The Company’s equity investments focus on properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. The Company’s debt investments will emphasized the payment of current returns to investors and the preservation of invested capital and sought capital appreciation from its investments. In connection with our winding down, the Company may invest in commercial real estate-related debt securities (including CMBS, CDOs, CRE CLOs and REIT senior unsecured debt) and other real estate-related assets. The Company's portfolio of investments is secured primarily by U.S. based collateral.

Investment Objectives

The Company’s primary investment objective was capital appreciation with a secondary objective of creating current income.

The Company may also seek to realize growth in the value of its investments by timing their liquidation to maximize value.

There can be no assurance that the Company will attain these objectives or that the value of the Company’s assets will not decrease. Furthermore, within the Company’s investment objectives and policies, the Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of the Company’s assets.

Our primary investment types are as follows:

•	Commercial Real Estate Properties – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

•	Select Real Estate-Related Securities – Our real estate-related securities may include securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

Competition

Our net income depends, in large part, on our ability to manage and liquidate our investments. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may drive down market prices. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively or liquidate assets without realizing a loss.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on February 25, 2022, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

In addition, we call your attention to the following additional risk factor:

We may not be able to sell our properties on terms we consider favorable and we expect investors will have a negative return on their Shares.

We are in the process of winding down the Company and liquidating our assets. To the extent we are not able to sell our assets on terms or at prices we deem favorable, the return to investors may be substantially lower than the current NAV. Moreover, selling commercial real estate takes time, and in the industry’s current environment, we may not be able to wait for the best offer or price we might be able to otherwise obtain had more favorable market conditions prevailed. This may negatively affect the return on investment for our Shares. As a result, the distributed value of our Shares is expected to be lower than the price paid by our investors, resulting in a loss and negative return.

Our Investments

As of December 31, 2025, we held the following investments. See “Recent Developments” below for recent updates on our investments.

Investment Type	Date	Description
Commercial Real Estate Equity Fort Worth, Texas	2/25/2022	The Company made a $9M LP equity investment to partially acquire Sevona Avion Apartments in Fort Worth, TX. Willow Wealth partnered with InterCapital Group ("Fort Worth Sponsor") in the acquisition of the property through a joint venture. Sevona Avion is a 344-unit, Class-A apartment complex built in 2012. Amenities at the property include an outdoor pool, cabanas, grilling stations, fitness center, dog park, and business center. Willow Wealth and Fort Worth Sponsor acquired the property with the business plan to perform renovations to unit interiors and common areas to garner rental premiums, ultimately increasing net operating income at the property.
Commercial Real Estate Equity Tucson, Arizona	3/04/2022	The Company made a $8M LP equity investment to partially acquire Alterra Apartments in Tucson, AZ. Willow Wealth partnered with InterCapital Group ("Tucson Sponsor") in the acquisition of the property through a joint venture. Alterra Apartments is a 416-unit, Class-B apartment complex built in 1987. Amenities at the property include an outdoor pool, playground, fitness center, dog park, soccer field, etc. Willow Wealth and Tucson Sponsor acquired the property with the business plan to perform renovations to unit interiors and common areas to garner rental premiums, ultimately increasing net operating income at the property.
Commercial Real Estate Equity Norfolk, Virginia	2/24/2023	The Company made a $6.4M LP equity investment to partially acquire Norfolk Flex Industrial Portfolio in Norfolk, VA. Willow Wealth partnered with Heritage Capital Group ("Norfolk Sponsor") in the acquisition of three flex buildings through a joint venture. The Properties, built between 1983-1990, total 203,000 square feet of office space and 59,000 square feet SF of warehouse space. Willow Wealth and Norfolk Sponsor acquired the property with the business plan to re-lease or re-tenant a significant square footage of the tenancy.
Commercial Mortgage Loan Scottsdale, Arizona	10/23/2023	The Company purchased a $3.5M participation in a $12.5M senior loan secured by, among other things, a first priority mortgage lien on a 31,000 SF retail property in the Scottsdale submarket of Phoenix, AZ, which is made up of two in-line retail buildings (~23,000 SF) and two to-be-developed pad sites, all of which are situated on four parcels of land that total 6.9 acres.
Commercial Mortgage Loan Tucson, Arizona	12/18/2023	The Company purchased a $5M position in a new $18.4M senior loan to a commercial property owner secured by, among other things, a first priority mortgage lien on a 143,650 SF office property with 645 parking spaces and a 5.78-acre parcel of raw land zoned for industrial development in the Southwest Tucson Office submarket of Tucson, AZ.

Distributions

While we are under no obligation to do so, we may declare periodic distributions as circumstances dictate. We expect to authorize and declare distributions based on daily record dates or at irregular times based on the liquidity progress of our wind-down plans.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by our Manager. In addition, the payment of distributions is governed by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain.

Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager may make additional distributions, beyond the minimum REIT distribution, to avoid such taxes.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

There were no distributions for the fiscal years ended December 31, 2025 and 2024.

Redemption Plan

We previously adopted a redemption plan whereby, on a quarterly basis, a shareholder could obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. In accordance with such right, effective August 8, 2024, our Manager determined to indefinitely suspend the share redemption plan of the Company.

For the years ended December 31, 2025 and 2024, there were no redemptions under the plan.

Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

For more information regarding market conditions, please see the Shareholder Letter.

Our Strategy

The Company plans to sell its assets in a manner intended to maximize returns to investors and estimates the wind-down process is expected to take two to three years. The Company will provide shareholders with written notice of updates from time to time related to the wind-down process. All liquidation and sale proceeds, net of expense and fees as described in the Offering Circular and the Operating Agreement, will be distributed pro rata to shareholders.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2 —Summary of Significant Accounting Policies, included in the consolidated financial statements contained in this report below for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2 - Summary of Significant Accounting Policies, Principles of Consolidation in our consolidated financial statements for further detail.

As of December 31, 2025, the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

As of December 31, 2025, the Company did not hold any investments in entities which are considered to be variable interest entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of December 31, 2025, the Company’s financial instruments consist of cash and cash equivalents, three joint venture equity investments, one mortgage loan, one participation in a mortgage loan and accounts receivable. The carrying values of cash and cash equivalents, and accounts receivable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2025, management estimated the fair value of our investments to be $18,833,654. See Note 4, Fair Value of Financial Instruments in our consolidated financial statements.

Results of Operations

Revenue

For the year ended December 31, 2025, we incurred a net unrealized and realized loss of $5,807,511 versus $11,405,966 for the year ended December 31, 2024 representing a 49% decrease in net loss. The loss in both years was driven by significant deterioration in the value of our real estate assets, though the impact in 2025 was less pronounced than in 2024.

Interest Income from Investments

For the year ended December 31, 2025, we earned interest income of $822,585 from investments in commercial mortgage loans versus $934,349 for the year ended 2024, a 12% decrease primarily driven by paydowns of our debt assets.

Expenses

Professional Fees and other Expenses

For year ended December 31, 2025, we incurred professional fees and other expenses of $555,311 versus $716,512 for the year ended December 31, 2024, a decrease of 23%, primarily driven by decreased administration fees associated with operating our business.

Asset Management Fees

For year ended December 31, 2025, we incurred asset management fees of $325,200 versus $432,614 for the year ended December 31, 2024, a decrease of 25%, resulting from a lower value of assets managed by our Manager in 2025.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We receive distributions from our investments that represent cash flow from operations from the investment. For the year ended in December 31, 2025 we received cash distributions of $0 versus $134,279 for the year ended December 31, 2024, a 100% decrease resulting from reduced cash flows from our real estate joint ventures in 2025.

We currently have no outstanding debt and have not received any commitments from any lenders to provide us with financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection or purchase of investments. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. During the year ended December 31, 2025, asset management fees of $325,200 have been incurred. As of December 31, 2025, $74,273 of asset management fees remain payable to the Manager.

Cash Flows

The following presents our statement of cash flows for the year ended December 31, 2025:

Cash Flows	For the Year Ended December 31, 2025
Operating activities:	$(206,677)
Financing activities:	$—
Net decrease in cash and cash equivalents	$(206,677)
Cash and cash equivalents, beginning of year	$536,778
Cash and cash equivalents, end of year	$330,101

Off-Balance Sheet Arrangements

As of December 31, 2025, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 5 - Interest of Management and Others in Certain Transactions” and Note 7, Related Party Arrangements in Item 7, Consolidated financial statements.

Recent Developments

Effective August 8, 2024, our Manager determined to indefinitely suspend our share redemption plan, in accordance with the terms of the Operating Agreement. Additionally, the Company will no longer accept new investors. The suspension of redemptions and proscription of new investors were made in connection with the Company’s determination, based on the current market conditions in the commercial real estate market, to discontinue and wind-down the Company. The Company plans to sell its assets in a manner intended to maximize returns to investors and estimates the wind-down process is expected to take two to three years. The Company will provide shareholders with written notice of updates from time to time related to the wind-down process. All liquidation and sale proceeds, net of expenses and fees as described in the Offering Circular and the Operating Agreement, will be distributed pro rata to shareholders.

Investment	Date	Description
Commercial Real Estate Equity Fort Worth, Texas	2/25/2022	The Company made a $9M LP equity investment to partially acquire Sevona Avion Apartments in Fort Worth, TX. The property recorded an average occupancy of approximately 92% in Q4 2025, down from 95% in Q3 2025, with in-place rents holding steady on a sequential quarter basis. As of year-end 2025, the Sponsor has completed renovations on 252 units, achieving an average rental premium of approximately $193 per unit, consistent with underwritten expectations. With the loan scheduled to mature in July 2026, the partnership explored refinancing alternatives; however, feedback from financing brokers indicated that a refinance under current capital markets conditions would necessitate a significant capital infusion. In light of this, the partnership has determined that a sale represents the most prudent path forward to avoid a loan default and maximize the recovery of invested capital. Accordingly, the JV has engaged an institutional sales broker and formally launched a marketing process for the asset.
Commercial Real Estate Equity Tucson, Arizona	3/04/2022	The Company made a $8M LP equity investment to partially acquire Alterra Apartments in Tucson, AZ. With respect to the capital stack, the JV and lender executed a loan modification extending the loan maturity to July 2027 and providing a $1.5M loan upsizing to fund ongoing carry costs. The modification was completed without requiring incremental capital contribution from the JV. In Q3 2025, Broker's Opinion of Value prepared by a nationally recognized brokerage firm indicated a high probability of full equity impairment in a near-term disposition. The loan extension provides additional runway to position the asset for sale in a more favorable capital markets environment, with the objective of improving the likelihood of partial equity recovery — an outcome that appears unlikely under current market conditions. No distribution was made to investors in Q4 2025, and any future distributions remain contingent upon proceeds realized at the eventual disposition of the asset.
Commercial Real Estate Equity Norfolk, Virginia	2/24/2023	The Company made a $6.4M LP equity investment to acquire Norfolk Flex Industrial Portfolio in Norfolk, VA. Willow Wealth partnered with Heritage Capital Group ("Sponsor" or "GP") in the acquisition of three flex buildings through a joint venture. The JV partnership completed a loan refinancing in July 2025, securing a seven-year term with early prepayment options and a fixed interest rate. The new loan provides the partnership with sufficient runway to continue executing on the business plan while allowing time for capital markets conditions to improve ahead of an eventual disposition.
Commercial Mortgage Loan Scottsdale, Arizona	10/23/2023	The Company purchased a $3.5M participation in a $12.5M senior loan secured by, among other things, a first priority mortgage lien on a 31,000 SF retail property in the Scottsdale submarket of Phoenix, AZ, which is made up of two in-line retail buildings (approximately 23,000 SF) and two to-be-developed pad sites, all of which are situated on four parcels of land that total 6.9 acres. The Property has increased occupancy from ~80% to ~87%. The borrower was successful in signing a new lease for 2,202 sf. The new lease commences in February 2026, with the only remaining vacant space being a 4k square feet (SF) pad site. The pad site is actively marketed for leasing. The lender continues to hold a $705,000 tenant improvement and leasing commission reserve, which is earmarked for the pad site being marketed.
Commercial Mortgage Loan Tucson, Arizona	12/18/2023	The Company purchased a $5M position in a new $18.4M senior loan to a commercial property owner secured by, among other things, a first priority mortgage lien on a 143,650 SF office property with 645 parking spaces and a 5.78-acre parcel of raw land zoned for industrial development in the Southwest Tucson Office submarket of Tucson, AZ. The property maintained average occupancy of ~87% in Q4 2025, a decline from ~92% in Q3 2025 because of increased competition in the submarket. In-place rents were relatively flat quarter-over-quarter. The property is seeing negative trade outs for new leases; however, there has been positive rent growth for renewals. As previously communicated, the sponsor has paused the renovation program due to limited availability of renovation capital. The property’s net operating income was flat quarter to quarter. Year to date, the property’s net operating income (NOI) is ~5% below budget primarily due to lower rents and occupancy than budgeted.

Item 3. Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Board of Managers and Executive Officers of the Company

The Board of Managers of the Company (the “Board of Managers”) monitors and performs an oversight role with respect to the business and affairs of the Company. However, the Manager, rather than the Board of Managers or any executive officer of the Company, manages the day-to-day operations of the Company and the Company’s investment portfolio. The Company will not pay any compensation to any member of the Board of Managers nor to any executive officer of the Company.

The following persons are the members of the Board of Managers of the Company; Mitchell Rosen and Ted Yarbrough. The following persons are the executive officers of the Company; (i) Mitchell Rosen, Chief Executive Officer, and (ii) Stephen Ferrara, Chief Financial Officer. The address for each member of the Board of Managers and for each executive officer of the Company is c/o Willow Asset Management LLC, 245 Fifth Avenue, 21st Floor, New York, NY 10016. Below is a description of the experiences and qualifications of the members of the Board of Managers and executive officers of the Company.

Mitchell Rosen. Mr. Rosen is responsible for the real estate investment vertical at Sponsor. Prior to joining Sponsor, Mr. Rosen worked at Brigade Capital Management, a credit focused alternative asset management firm, where he spent more than 5 years focusing on CMBS/CRE debt investing. Prior to Brigade, Mr. Rosen spent almost 9 years at Marathon Asset Management working on both the direct lending program on transitional properties as well as the head credit analyst for their CMBS business. Mr. Rosen entered the real estate lending arena as an analyst at Capital Trust, Inc., a publicly traded commercial mortgage REIT focusing on the mezzanine debt lending space. Mr. Rosen has a Bachelor of Business Administration from Emory University.

Ted Yarbrough. Mr. Yarbrough serves as the Chief Investment Officer at Willow Wealth. He is responsible for all investment origination, underwriting, and risk management of the $1.5+ billion Willow Wealth portfolio, across a variety of alternative assets classes, including real estate, specialty finance, private credit, art, third party funds, and structured notes. Prior to joining Willow Wealth, Mr. Yarbrough held various leadership positions across various banking and markets platforms at Citi Group such as Global Head of Securitized Products, Global Head of Structured Finance, Chief Investment Officer of the Global Spread Products division, and Global Co-Head of Institutional Credit Management. In these roles, Ted was responsible for capital markets, financing and risk management across a broad array of alternative asset classes, including real estate, consumer and commercial receivables, equipment, transportation, project finance, infrastructure, and renewable energy, and oversaw asset portfolios in excess of $100 billion.

Stephen Ferrara. Mr. Ferrara has served as Chief Financial Officer and chief accounting officer of the Company since August 2024. Prior to joining Willow Wealth he was an Associate Director at Point72 Asset Management, managing teams in both Fund Administration and Treasury. Most recently, he was the Controller and Chief Compliance Officer at Ocean Park Investments.  Mr. Ferrara started his career in public accounting at Deloitte, where he spent 6 years, leaving as a manager. He is registered as a CPA in the State of Connecticut and has a Bachelor of Science degree in accounting and finance from Bryant University.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Some of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-today affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular here.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our outstanding shares as of December 31, 2025 for each person or group that holds more than 5% of the outstanding shares, or for each manager and executive officer of the Company, and for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group, to the Company’s knowledge.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Mitchell Rosen	1,000	*
Directors and Executive Officers of our Manager as a group (9 persons)	1,000	*
Managers and Executive Officers of the Company as a group (4 persons)	1,000	*

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 245 Fifth Avenue, 21st Floor, New York, NY 10016

*	Represents less than 1.0% of our outstanding common shares.

Transfer Agent

DST Systems, Inc. acts as our transfer agent. Shareholder inquiries may be made to them at support@willowwealth.com.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 7, Related Party Arrangements in Item 7, Consolidated financial statements.

Item 6. Other Information

Shareholder Letter

Dear Shareholders,

Thank you once again for your interest in the REIT. We appreciate and value the trust and confidence you have placed with us through your investment.

Entering 2025, the conditions for a recovery appeared to be assembling. A new administration had materially shifted the policy tone in Washington, the Federal Reserve had initiated its easing cycle, and a substantial overhang of uninvested capital was widely expected to move off the sidelines. What followed was a year that delivered on some of those expectations while falling short on the ones that matter most to our portfolio. Tariff-driven trade disruption pushed mid-year inflation back toward 3.1% per CBRE’s 2025 Midyear Review, constraining the Federal Reserve’s ability to ease further and keeping the 10-year Treasury yield anchored near 4.3% at year-end — essentially unchanged from where it began. The escalating conflict in the Middle East compounded this uncertainty, injecting sustained volatility into energy markets and global capital flows that dampened institutional conviction at precisely the moment broader deployment was anticipated. For leveraged real estate owners, the cost of capital did not improve in any meaningful way. That is the lens through which 2025 must be understood.

Within that environment, the data did produce a set of developments that warrant careful distinction from the headline noise. Full-year U.S. CRE transaction volume rose approximately 14% over 2024 per CBRE, the first increase in transaction count since 2021, with JLL confirming global volumes up 19% — the strongest year since 2021. The 2025 tax legislation preserved and selectively enhanced real estate’s favorable treatment under the tax code, providing durable structural support for asset values. More fundamentally, the supply cycle that has pressured our holdings for the better part of three years is demonstrably turning: multifamily deliveries declined 26% year-over-year per Cushman & Wakefield, office construction starts reached 25-plus-year lows, and national office absorption turned positive in the second half of the year for the first time since the onset of the pandemic — ending twelve consecutive quarters of negative demand. These are not cosmetic improvements. They reflect a genuine and measurable shift in the structural supply-demand balance that underpins long-term real estate value. The lag between that shift and its translation into operating performance, however, remains the central challenge for this portfolio.

At the asset level, conditions remain under stress. National multifamily vacancy closed 2025 at 9.3% per Cushman & Wakefield’s Q4 2025 U.S. Multi-family report, unchanged from 2024 and a direct consequence of the elevated delivery volumes that characterized the back half of the supply cycle. Concessions remain a competitive necessity, and capital deployment to maintain asset quality is ongoing. On expenses, there is modest but real relief — insurance costs outside catastrophe-prone markets have moderated, and growth in real estate taxes and payroll has slowed. These improvements; however, do not bridge the gap. Cash flow across a number of assets continues to fall short of debt service coverage, and the replacement cost of expiring interest rate caps remains a material and ongoing burden. We are in active dialogue with our lending partners on each of these situations, and we will continue to prioritize extension of runway wherever the economics support it.

Heading into 2026, the structural signals are constructive — CBRE’s H2 2025 Cap Rate Survey identifies early indications of a new cycle forming, and a tightening supply pipeline should, over time, support occupancy recovery. But we are disciplined about the distinction between improving conditions and resolved ones. Trade policy remains unsettled, the Middle East conflict shows no clear path to resolution, and the Federal Reserve’s ability to provide further accommodation is constrained by inflation dynamics that have proven more persistent than anticipated. The assets under pressure today require more than a better backdrop — they require rates to move, credit markets to remain open, and sufficient time for fundamental improvement to compound into stabilized cash flows.

As highlighted last year, the REIT is in the process of winding down. No additional capital will be raised and our focus continues to be ensuring the best outcome on each and every investment in the portfolio.

We appreciate your continued trust.

Sincerely,

Mitch Rosen

Item 7. Consolidated financial statements

Independent Auditor's Report

To the Board of Directors
YS RE RAF I, LLC

Opinion

We have audited the consolidated financial statements of YS RE RAF I, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2025, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the "consolidated financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of YS RE RAF I, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The consolidated financial statements of YS RE RAF, LLC for the year ended December 31, 2024, were audited by another auditor who expressed an unmodified opinion on those statements on April 30, 2025.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ CohnReznick LLP

Parsippany, New Jersey

April 30, 2026

YS RE RAF I LLC

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(Amounts in US dollars, except share data)

	2025	2024
ASSETS:

Investments at Fair Value (cost $32,004,869 and $31,801,887, respectively)	$18,883,654	$24,488,183
Cash and Cash Equivalents	330,101	536,778
Accounts Receivable	47,787	63,772

TOTAL ASSETS	$19,261,542	$25,088,733

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES:

Payable to Managing Member	$74,273	$95,235
Unearned Fees	43,327	—
Accrued Expenses	196,582	191,374

Total Liabilities	314,182	286,609

MEMBERS' EQUITY:

Common shares, net of redemptions; 7,500,000 unlimited shares authorized; 4,439,583 shares issued and 3,847,720 outstanding as of December 31 2025 and December 31, 2024	18,947,360	24,802,124

Total Members' Equity	18,947,360	24,802,124

TOTAL LIABILITIES AND MEMBERS' EQUITY	$19,261,542	$25,088,733

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I LLC

Consolidated Statements of Operations

For the Years Ended December 31, 2025 and 2024

(Amounts in US dollars)

	2025	2024
INVESTMENT INCOME:

Dividend Income	$—	$134,279
Interest Income	822,585	934,349
Other Income	10,673	35,767

TOTAL INVESTMENT INCOME	833,258	1,104,395

EXPENSES:

Management Fees	325,200	432,614
Professional Fees	555,311	711,676
Other Expenses	—	4,836

TOTAL EXPENSES	880,511	1,149,126

NET INVESTMENT LOSS	(47,253)	(44,731)

Net Change in Unrealized Loss on Investments in Real Estate	(5,807,511)	(6,405,966)
Net Realized Loss on Investments in Real Estate	—	(5,000,000)

NET UNREALIZED AND REALIZED LOSS	(5,807,511)	(11,405,966)

NET LOSS FROM OPERATIONS	$(5,854,764)	$(11,450,697)

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I LLC

Consolidated Statements of Changes in Members’ Equity

For the Years Ended December 31, 2025 and 2024

(Amounts in US dollars)

	Managing	Members'	Total
	Member	Equity	Equity
Members' Equity January 1, 2024	$—	$37,145,452	$37,145,452
Contributions	—	104,600	104,600
Redemptions	—	(997,231)	(997,231)
Net Loss from Operations	—	(11,450,697)	(11,450,697)
Members' Equity December 31, 2024	$—	$24,802,124	$24,802,124
Net Loss from Operations	—	(5,854,764)	(5,854,764)
Members' Equity December 31, 2025	$—	$18,947,360	$18,947,360

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I LLC

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025 and 2024

(Amounts in US dollars)

	2025	2024
Cash Flows from Operating Activities:
Net Loss from Operations	$(5,854,764)	$(11,450,697)
Adjustments to Reconcile Net Loss from Operations to Net Cash
Used in Operating Activities
Purchase of Investments in Real Estate	(114,708)	(326,293)
Paid in Kind Interest	(88,274)	(93,017)
Paydowns on Investments in Real Estate	—	12,867
Net Change in Unrealized Loss on Investments in Real Estate	5,807,511	6,405,966
Net Change in Realized Loss on Investments in Real Estate	—	5,000,000
Changes in Assets and Liabilities:
Accounts Receivable	15,985	(53,051)
Accounts Payable	—	(28,613)
Accrued Expenses	5,208	84,662
Unearned Fees	43,327	—
Payable to Managing Member	(20,962)	(44,914)

Net Cash Used in Operating Activities	(206,677)	(493,090)

Cash Flows from Financing Activities:
Capital Contributions	—	104,600
Redemptions	—	(997,231)

Net Cash Used in Financing Activities	—	(892,631)

Net Decrease in Cash	(206,677)	(1,385,721)

Cash at the Beginning of Year	536,778	1,922,499

Cash at the End of Year	$330,101	$536,778

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I LLC

For the Years Ended December 31, 2025 and 2024

Notes to Consolidated financial statements

1.	Organization and Description of Business

YS RE RAF I LLC (the “Fund” or the “Company”), a Delaware limited liability company, was formed on May 10, 2021 and commenced operations on February 24, 2022. The Fund’s shares are not publicly traded. The Company’s primary investment objective is capital appreciation with a secondary objective of creating current income.

We have elected to be taxed as a Real Estate Investment Trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2022.

The Fund seeks to achieve its investment objective by primarily investing in real estate investment opportunities across the capital structure including first mortgage loans, subordinate mortgage loans, mezzanine loans, loan participations, preferred equity and equity and other real estate and real estate-related investments. The Fund intends to work with and invest alongside partners with established track records as investment opportunities present themselves. Thus, the Fund may directly or indirectly invest in a wide variety of commercial properties including office, industrial, retail, hospitality, recreation and leisure and single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development.

Willow Asset Management LLC (the “Manager” or "Managing Member") serves as the investment adviser of the Fund pursuant to the operating agreement (the “Operating Agreement”). The Manager is a Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”). The Manager also serves as the Fund’s administrator, and in such capacity provides, or arranges for the provision of, the administration services necessary for the Fund to operate. The Manager, in its capacity as the Fund’s administrator, expects to retain one or more sub-administrators from time to time to provide certain administrative services to the Fund on its behalf.

The Fund’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75,000,000 of the Fund’s common shares may be sold to the public in its Offering in any given 12-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares, subject to the maximum amount allowed by Regulation A and our total shares authorized.

A taxable REIT subsidiary (“TRS”) is an entity that is taxable as a corporation in which the REIT owns, directly or indirectly, an equity interest, including stock, and that elects, together with the REIT, to be treated as a TRS under the Internal Revenue Code. The Fund formed YS RE TRS I LLC (the “TRS”), a Delaware limited liability company, on February 23, 2022. For the years ended December 31, 2025 and 2024, there have been no activities conducted through the TRS.

Effective August 8, 2024, Willow Asset Management LLC determined to indefinitely suspend the share redemption plan of the Company, in accordance with the terms of the Operating Agreement. Additionally, the Company will no longer accept new investors. The suspension of redemptions and proscription of new investors are being made in connection with the Company’s determination, based on the current market conditions in the commercial real estate market, to discontinue and wind-down the Company. The Company plans to sell its assets in a manner intended to maximize returns to investors and estimates the wind-down process will take two to three years. The Company will provide shareholders with written notice of updates from time to time related to the wind-down process. All liquidation and sale proceeds, net of expenses and fees as described in the Offering Circular and the Operating Agreement, will be distributed pro rata to shareholders. The Manager intends to continue actively managing its existing investments in real estate. As such, liquidation is not imminent and these consolidated financial statements are presented on a going concern basis.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The Fund performs an analysis to determine if an entity is a variable interest entity (“VIE”) or a voting interest entity (“VOE”). Assessing whether an entity is a VIE or a VOE involves judgment and analysis. Factors considered in this assessment include the entity’s legal organization, the entity’s capital structure and equity ownership, and any related party or de facto agent implications of the Fund’s involvement with the entity. Investments that are determined to be VIEs are consolidated if the Fund is the primary beneficiary (“PB”) of the entity. Upon the occurrence of certain events (such as contributions and redemptions, either by the Fund, or third parties, or amendments to the governing documents of the Fund’s investment products), management reviews and reconsiders its previous conclusion regarding the status of an entity as a VIE or a VOE. Additionally, management continually reconsiders whether the Fund is deemed to be a VIE’s PB that consolidates such entity.

Consolidation of Variable Interest Entities: The Fund consolidates entities when it owns, directly or indirectly, a majority interest in the entity or is otherwise able to control the entity. The Fund consolidates VIE’s in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if the Fund is the primary beneficiary of the VIE as determined by its power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Consolidation of Voting Interest Entities: The Fund is required to consolidate an investee to the extent that it can exert control over the financial and operating policies of the investee, which generally exists if there is a greater than 50% voting equity interest.

The Fund consolidates its investment in the TRS. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Fund defines cash equivalents as securities that are readily convertible into known amounts of cash and near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Fund deems that certain money market funds, U.S. Treasury bills, repurchase agreements, and other high-quality, short-term debt securities would qualify as cash equivalents. Cash equivalents would be classified as Level 1 as carrying amount approximates its fair value. As of December 31, 2025 and 2024, cash balances are presented on the Consolidated Balance Sheets and there were $17,230 and $55,740 in cash and $312,871 and $481,038 cash equivalents held, respectively.

Investments in Equity Method Investees

If it is determined that the Fund does not have a controlling interest in a joint venture through its financial interest in a VIE or through voting interest in a voting interest entity and the Fund has the ability to exert significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Fund’s share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of the Fund’s investment in, advances to, and commitments to the investee. The Fund has elected to adopt ASC 825-10-15-4, – Financial Instruments, Fair Value Option for its equity method investments. As a result, the Fund recorded its equity method investments using the fair value option and recorded the investments at fair value each reporting period, with changes in fair value recorded to the income statement. The Fund determined the fair values internally and followed the valuation specific guidance within ASC 820-10-35.

Investment Transactions and Investment Income

Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management's judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management's judgment.

Expense Recognition

Expenses include management fees and may include professional fees, including but not limited to insurance expenses, legal fees, audit and tax service expenses and other general and administrative expenses. Expenses are recorded on an accrual basis.

Distributions

Distributions to common shareholders, which are determined in accordance with the plan of distribution set forth in the Fund’s offering circular and with federal income tax regulations, are recorded on the ex-dividend date.

Income Taxes

The Fund intends to be treated as a REIT, for U.S. federal income tax purposes. As a result of such qualification, the Fund generally would not be subject to federal corporate income taxes on its taxable income that is distributed to owners of equity therein. Instead, such distributions generally would be taxable to the equity owners of the Fund as ordinary and/or capital gain dividends to the extent of the Fund’s earning and profits (“E&P”) and depending on the character of income at the Fund level. Among other requirements to qualify as a REIT, the Fund must make distributions to its equity owners of at least 90% of their annual ordinary taxable income. If the Fund fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes as a corporation, unless the Internal Revenue Service grants relief under certain statutory provisions. The character of income and gains that the Fund will distribute is determined in accordance with income tax regulations that may differ from GAAP.

As a result of the formation of the TRS and subsequent acquisitions during the years ended December 31, 2023 and 2022, the Fund expects to record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS activity for the years ended December 31, 2025 and 2024. Accordingly, no income tax expense was recorded for the years ended December 31, 2025 and 2024. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the year ended December 31, 2025 and 2024. No gross deferred tax assets or liabilities have been recorded as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, all tax periods from 2022 and after remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

3.	Significant Unconsolidated Investments

The following unconsolidated subsidiaries are considered significant subsidiaries under SEC Regulation S-X Rule  4-08(g) as of December 31, 2025 and 2024. As of and for the years ended December 31, 2025 and 2024, the condensed financial position and results of operations of the Fund’s material investments are summarized below:

	Norfolk Commerce SPE, LLC	Alterra Owner, LLC	Avion Owner, LLC
Condensed balance sheet information:	As of December 31, 2025	As of December 31, 2025	As of December 31, 2025
Real estate assets, net	$31,325,906	$70,988,992	$69,011,496
Other assets	2,399,704	2,540,446	4,573,918
Total assets	$33,725,610	$73,529,438	$73,585,414

Mortgage notes payable, net	$23,567,326	$64,000,000	$62,495,454
Other liabilities	543,009	3,871,032	2,345,976
Equity	9,615,275	5,658,406	8,743,984
Total liabilities and equity	$33,725,610	$73,529,438	$73,585,414

	Norfolk Commerce SPE, LLC	Alterra Owner, LLC	Avion Owner, LLC	Centennial Olympic 336 Property, LP
Condensed balance sheet information:	As of December 31, 2024	As of December 31, 2024	As of December 31, 2024	As of December 11, 2024*
Real estate assets, net	$31,848,445	$73,921,481	$71,637,336	$110,276,714
Other assets	1,641,367	1,689,271	3,934,108	2,480,101
Total assets	$33,489,812	$75,610,752	$75,571,444	$112,756,815

Mortgage notes payable, net	$22,756,380	$64,000,000	$62,800,000	$104,400,000
Other liabilities	423,428	931,961	2,271,123	7,125,268
Equity	10,310,004	10,678,791	10,500,321	1,231,547
Total liabilities and equity	$33,489,812	$75,610,752	$75,571,444	$112,756,815

*Reflected as of December 11, 2024, the date of sale of the investment.

Condensed income statement information:	Norfolk Commerce SPE, LLC Year ended December 31, 2025	Alterra Owner, LLC Year ended December 31, 2025	Avion Owner, LLC Year ended December 31, 2025
Total revenue	3,986,468	$5,730,593	$7,274,583
Total expenses	(3,175,229)	(5,390,807)	(6,933,815)
Interest and debt expenses	(1,505,968)	(4,990,499)	(4,847,105)
Unrealized loss on interest rate swap	—	(369,672)	(250,000)
Realized loss on interest rate swap	—	—	—
Net income (loss)	$(694,729)	$(5,020,385)	$(4,756,337)

Condensed income statement information:	Norfolk Commerce SPE, LLC Year ended December 31, 2024	Alterra Owner, LLC Year ended December 31, 2024	Avion Owner, LLC Year ended December 31, 2024	Centennial Olympic 336 Property, LP Period ended December 11, 2024**
Total revenue	$3,252,483	$7,493,115	$10,684,586	$6,685,870
Total expenses	(3,244,815)	(5,542,091)	(8,429,144)	(8,972,071)
Interest and debt expenses	(906,112)	(5,917,868)	(5,642,763)	(8,586,993)
Unrealized loss on interest rate swap	—	(1,404,613)	(1,737,646)	(265,290)
Realized loss on interest rate swap	—	—	—	(29,065)
Net income (loss)	$(898,444)	$(5,371,457)	$(5,124,967)	$(11,167,549)

**Reflected for the period ended December 11, 2024, the date of sale of the investment.

4.	Fair Value of Financial Instruments

The Fund follows guidance in ASC 820, Fair Value Measurement, where fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Fair value should be determined based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

Fair value measurements are determined quarterly within a framework that establishes a three-tier hierarchy which classifies fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability that are developed based on market data obtained from sources independent of the reporting entity.

Unobservable inputs are inputs that reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability that are developed based on the best information available. In accordance with the authoritative guidance on fair value measurements and disclosure under GAAP, the Fund discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value, as follows:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 are publicly-traded securities in an active market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments that would generally be included in this category include publicly traded securities with restrictions on disposition, and certain convertible securities; and

Level 3 – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair value for these investments is determined using valuation methodologies that consider a range of factors, including but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, valuations for comparable companies, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally are privately held debt, equity, and certain convertible securities.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of estimating fair value, those estimated values may be materially higher or lower than if the fair value was determined using observable inputs. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

An investment level within the fair value hierarchy is based on the lowest level input, individually or in the aggregate, that is significant to fair value measurement. The valuation techniques used by the Fund to measure fair value during the year ended December 31, 2025 and 2024 maximized the use of observable inputs and minimized the use of unobservable inputs. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk or liquidity associated with investing in those securities.

The following table presents the fair value measurement of investments by major class of investments as of December 31, 2025 and 2024 according to the fair value hierarchy:

As of December 31, 2025
Investments at Value	Level 1 - Quoted Prices	Level 2 - Significant Observable Inputs	Level 3 - Significant Unobservable Inputs	Total
Investments in Real Estate	$—	$—	$18,883,654	$18,883,654
Total	$—	$—	$18,883,654	$18,883,654

As of December 31, 2024
Investments at Value	Level 1 - Quoted Prices	Level 2 - Significant Observable Inputs	Level 3 - Significant Unobservable Inputs	Total
Investments in Real Estate	$—	$—	$24,488,183	$24,488,183
Total	$—	$—	$24,488,183	$24,488,183

The changes of fair value of investments for which the Fund has used Level 3 inputs to determine the fair value are as follows:

	Investments in Real Estate	Total
Balance as of January 1, 2025	$24,488,183	$24,488,183
Net change in unrealized appreciation/(depreciation)	(5,807,511)	(5,807,511)
Purchases	114,708	114,708
Paid-in-kind interest	88,274	88,274
Balance as of December 31, 2025	$18,883,654	$18,883,654

Net change in unrealized appreciation/(depreciation) attributable to Level 3 investments held at December 31, 2025	$(5,807,511)	$(5,807,511)

	Investments in Real Estate	Total
Balance as of January 1, 2024	$35,487,706	$35,487,706
Realized gain/(loss)	(5,000,000)	(5,000,000
Net change in unrealized appreciation/(depreciation)	(6,405,966)	(6,405,966)
Purchases	326,293	326,293
Paid-in-kind interest	93,017	93,017
Sales proceeds and paydowns	(12,867)	(12,867)
Balance as of December 31, 2024	$24,488,183	$24,488,183

Net change in unrealized appreciation/(depreciation) attributable to Level 3 investments held at December 31, 2024	$(6,405,966)	$(6,405,966)

The following table summarizes the significant unobservable inputs the Fund used to value its investments categorized within Level 3 as of December 31, 2025 and 2024. In addition to the techniques and inputs noted in the table below, according to the Fund’s valuation policy, other valuation techniques and methodologies when determining the Fund’s fair value measurements may be used. The below table is not intended to be all - inclusive, but rather provide information on the significant unobservable inputs as they relate to the Fund’s determination of fair values.

As of December 31, 2025
Asset Category	Fair Value	Valuation / Techniques / Methodologies	Unobservable Input	Range	Weighted Average(1)
Investments at Fair Value	$18,883,654	Income Approach	Discount Rate	6.75% - 9.17%	8.54%
	$18,883,654

As of December 31, 2024
Asset Category	Fair Value	Valuation / Techniques / Methodologies	Unobservable Input	Range	Weighted Average(1)
Investments at Fair Value	$24,888,183	Income Approach	Discount Rate	6.75% - 9.88%	8.29%
	$24,888,183

(1) The weighted average is calculated by multiplying the unobservable input by the weight of each investment over the sum of the fair value of the underlying investments.

The Fund utilized the income approach to determine the fair value of the Level 3 assets. The income approach is an analysis whereby expected cash flows of the investment are discounted to determine a present value using various inputs including a discount rate and an exit cap rate. Significant increases or decreases in the inputs would result in an increase or decrease in the fair value measurement.

5.	Capital Share Transactions

The Fund’s shares are not currently listed on any securities exchange. To purchase shares, an account must be established using the online investment portal, which is accessible through www.willowwealth.com and complete and execute a subscription agreement for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount.

The Fund's shares are offered directly by the Fund, and the Fund has not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered. The minimum permitted subscription amount will initially be $1,000 of the shares, although the Fund may waive or increase or decrease this minimum permitted subscription amount from time to time in the Fund’s discretion. Effective August 8, 2024, the Company is no longer accepting new investors.

Transactions in shares of common stock were as follows during the years ended December 31, 2025 and 2024:

For the Year Ended December 31, 2025
Common Shares outstanding - beginning of year	3,847,720
Common Shares issued in connection with the at-the-market offering	—
Common Shares issued as reinvestment dividends	—
Less Shares Redeemed	—
Common Shares outstanding - end of year	3,847,720

For the Year Ended December 31, 2024
Common Shares outstanding - beginning of year	3,955,578
Common Shares issued in connection with the at-the-market offering	11,144
Common Shares issued as reinvestment dividends	—
Less Shares Redeemed	(119,002)
Common Shares outstanding - end of year	3,847,720

6.	Distributions

The Fund has adopted an “opt out” distribution reinvestment plan (the “Distribution Reinvestment Plan”) pursuant to which shareholders will automatically have the full amount of any distributions declared in respect of the shares reinvested in additional shares, which shall entitle the holders of such shares to all of the same rights as shares purchased in this Offering, unless a shareholder elects to opt out participation in the Distribution Reinvestment Plan. Purchases of shares pursuant to the Distribution Reinvestment Plan are subject to the same restrictions on eligibility set forth in the Offering Circular.

Shareholders who elect not to participate in the Distribution Reinvestment Plan will automatically receive payment in cash or in kind, as applicable, of any distributions declared by the Manager. Shareholders who participate in the Distribution Reinvestment Plan are free to revoke participation in the Distribution Reinvestment Plan through the platform at any time. Such revocations typically take effect within two business days following the date of election. Additionally, the Manager may, at any time in its sole discretion, terminate or suspend the Distribution Reinvestment Plan in respect of all or a portion of the shareholders.

Distributions to common shareholders are recorded on the ex-dividend date. As of December 31, 2025 and 2024, the Fund has not declared or paid any distributions.

7.	Related Party Arrangements

Investment Advisory

Under the operating agreement of the Fund, the Manager is entitled to a management fee (the “Management Fee”). The Management Fee is calculated at an annual rate of 1.5% of the average NAV of the Fund at the end of each of the two immediately preceding quarters. The Management Fee is payable quarterly in arrears. The Management Fee may be suspended, or waived, in whole or in part, in the sole discretion of the Manager. All or any portion of the Management Fee which is so deferred, suspended or waived will be deferred without interest and may be payable in any succeeding quarter as the Manager may determine in its sole discretion. For the years ended December 31, 2025 and 2024, the Fund incurred expenses in the amount of $325,200 and $432,614, respectively.

Other Operating Expenses

The Fund will reimburse the Manager for out-of-pocket expenses paid by the Manager to third parties who provide services to the Fund, including without limitation the Transfer Agent and the Fund’s independent accountants. Such reimbursements will not include the Manager’s overhead, payroll, utilities, technology costs or similar expenses payable by the Manager in connection with its business operations. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Fund of all or any portion of any such operating expenses incurred by the Manager on behalf of the Fund.

Notes Payable on Short Term Borrowings

The Fund executed a Loan and Security Agreement with YS ST Notes LLC (which is owned and operated by Willow Wealth Inc.) dated March 15, 2022, in the amount of $20,000,000, maturing on December 31, 2028. Advances from the note were used to fund the purchase of the Fund’s investments in real estate joint ventures. The advances were collateralized and pledged as a security interest for a portion of the Fund’s investment in Real Estate Joint Ventures. Repayments are to be made monthly until all advances are paid in full. Interest is accrued at the rate of 10% per annum. As of December 31, 2025 and 2024, there were no outstanding notes payable.

8.	Risk Factors

In the normal course of business, the Fund invests in financial instruments and enters into financial transactions where risk of potential loss may exist from things such as changes in the market (market risk) or failure or inability of the other party to a transaction to perform (credit and counterparty risk). See below for a detailed description of select principal risks.

Credit Risk: Credit risk is the risk that one or more fixed income securities in our portfolio will decline in price or fail to pay interest or principal when due as a result of a decline in the financial status of the issuer of the security. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. To the extent that the Fund invests in below investment grade securities, the Fund will be exposed to a greater amount of credit risk than a fund that only invests in investment grade securities. In addition, to the extent the Fund uses credit derivatives, such use will expose the Fund to additional risk in the event that the bonds underlying the derivatives default and/or the counterparty fails to perform. The degree of credit risk depends on the issuer's financial condition and on the terms of the securities.

Although the Fund expects to invest in investments that are directly or indirectly secured by collateral, the Fund may be exposed to losses resulting from default and foreclosure of any such investments in which the Fund has invested. Therefore, the value of underlying collateral, the creditworthiness of borrowers and the priority of liens are each of great importance in determining the value of the investments. No guarantee can be made regarding the adequacy of the protection of our security in the investments in which the Fund invests. Moreover, in the event of foreclosure or default, the Fund may assume direct ownership of any assets collateralizing such defaulted investments where we are the lender of record. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such investments, resulting in a loss. Any costs or delays involved in the effectuation of processing foreclosures or liquidation of the assets collateralizing such investments will further reduce proceeds associated therewith and, consequently, increase possible losses. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosure proceedings or otherwise, or that such claims will not interfere with the enforcement of our rights.

Investing involves the possibility of the Fund's investments being subject to potential losses arising from material is representation or omission on the part of borrowers or issuers whose investments the Fund holds, either directly or indirectly through participation agreements. The investments may also be subject to fraudulent behavior by an originator, a joint venture partner, manager or other service provider. Such inaccuracy or incompleteness of representations or fraudulent behavior may adversely affect the valuation of our investments and, in the case of investments, may adversely affect the ability of the relevant investment to perfect or effectuate a lien on the collateral securing the loan. The quality of the Fund's investments is subject to the accuracy of representations made by the underlying issuers. The Fund will rely upon the accuracy and completeness of representations made by borrowers, issuers, originators, other counterparties, joint venture partners, managers and other service providers and cannot guarantee that the Fund will detect occurrences of fraud. Under certain circumstances, payments by borrowers or issuers to the Fund may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential distribution.

Concentration Risk: To the extent that Fund's portfolio is concentrated in the securities of issuers in a particular market, industry, group of industries, sector or asset class, the fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more vulnerable to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class.

Liquidity Risk: The Fund may be unable to sell certain securities, such as illiquid securities, readily at a favorable time or price, or the Fund may have to sell them at a loss.

Market Risk: Financial markets rise and fall in response to a variety of factors, sometimes rapidly and unpredictably. Markets may be impacted by economic, political, regulatory and other conditions, including economic sanctions and other government actions. In addition, the occurrence of global events, such as war, terrorism, environmental disasters, natural disasters and epidemics, may also negatively affect the financial markets. As with any investment whose performance is tied to these markets, the value of an investment in a fund will fluctuate, which means that an investor could lose money over short or long periods.

Risks Related to the Fund’s REIT Status: The Fund expects to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize the Fund’s REIT status.

Illiquid Investment Risk: Many of the Fund’s investments are illiquid, including the Fund’s private commercial real estate investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid assets on acceptable terms even if a disposition is in the best interests of the Fund’s stockholders. The Fund cannot predict whether it will be able to sell any asset for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. The Fund also cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. The Fund may be required to expend cash to correct defects or to make improvements before an asset can be sold, and there can be no assurance that it will have cash available to correct those defects or to make those improvements. As a result, the Fund’s ability to sell investments in response to changes in economic and other conditions could be limited. Limitations on the Fund’s ability to respond to adverse changes in the performance of its investments may have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions.

Wind-down and Negative Distribution Risk: Management is in the process of winding down the Fund and liquidating its assets. While we continue to actively manage the remaining assets of the fund, we may not able to sell its assets on terms or at prices we deem favorable and the return to investors may be substantially lower than the current NAV. Moreover, selling commercial real estate takes time, and in the industry’s current environment, we may not be able to wait for the best offer or price we might be able to otherwise obtain had more favorable market conditions prevailed. This may negatively affect the return on investment for our Shares. As a result, the distributed value of our Shares is expected to be lower than the price paid by our investors, resulting in a loss and negative return.

9.	Commitments and Contingencies

In the normal course of business, the Fund enters into contracts that contain a variety of indemnification provisions. The Fund’s maximum exposure under these arrangements is unknown because it involves future potential claims against the Fund, which cannot be predicted with any certainty. The Fund is unable to estimate any potential future payment amounts and expects the risk of any such loss to be remote, accordingly no accrual has been made for a liability as of December 31, 2025 and 2024.

10.	Subsequent Events

The Manager has evaluated subsequent events through April 30, 2026, the date these consolidated financial statements were available to be issued and has determined that there are no subsequent events, other than those disclosed below, that require adjustment to, or disclosure in, the consolidated financial statements.

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1 *	Certificate of Formation

2.2 *	Operating Agreement

4.1 *	Form of Subscription Agreement

99.1	Consolidated financial statements of Significant Subsidiaries

99.2	Consolidated financial statements of Significant Subsidiaries

99.3	Consolidated financial statements of Significant Subsidiaries

99.4	Consolidated financial statements of Significant Subsidiaries

*            Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY on April 30, 2026.

YS RE RAF I LLC
By: YS RE RAF I LLC, a Delaware limited liability company, its Manager

By:	/s/ Mitchell Rosen
	Name:	Mitchell Rosen
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mitchell Rosen	Chief Executive Officer of	April 30, 2026
Mitchell Rosen	YS RE RAF I LLC (Principal Executive Officer)

/s/ Stephen Ferrara	Chief Financial Officer	April 30, 2026
Stephen Ferrara	YS RE RAF I LLC (Principal Financial Officer and Principal Accounting Officer)